CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.

                                ANNUAL REPORT


Letter To Our Shareholders


     It's time again for the annual shareholder's meeting; because of the timing of the last shareholders' meeting, this letter will attempt to review seven quarters of activity - January through December 31, 1995 and January through September 30, 1996.
     This period of time represents the post 504-D stabilizing period. In those seven quarters CTD has put into operation and tested the revenue generating machinery that can always be relied on to pay salaries, pay taxes, buy inventory, pay rent and utilities, and pay all its SEC reporting costs - no small accomplishment! Without your investment CTD would not have gotten the chance to prove that it could create the stable business foundation on which a multi-million dollar cyclodextrin business development company in Gainesville, Florida could be based.
     The reason management is so optimistic is that EPS numbers are moving in the right direction, (0.19) at 12/31/95 and (.02) at 9/30/96; total assets have stabilized and are starting to grow, $327,104 at 12/31/95 and $363,792 at 9/30/96. In fact, as of the date of the writing of this letter, CTD has product orders in house that can produce its first positive annual EPS since 1993.
     Review carefully the attached financial reports that make up this annual report. Examine the components of total assets to separate the "hard" assets from the "accounting" assets. Satisfy yourself that the improved EPS is due to profitability enhancement and not the Generally Accepted Accounting Principles (GAAP).
     Obviously, management has made some good decisions, but we've made some mistakes, too. Two of the most important ones that we've learned from are:

     (1) Not having distribution channels set up before product packaging is finalized and inventories established.
     (2)     Trying to do the job of well-trained, aggressive stock brokers.

     To avoid the first mistake in the future, the Company has created an alliance with a newly formed OTC pharmaceutical distribution company called Amerpharm; it also is seeking out companies that have multi-level marketing organizations already in place to distribute its new products exclusively - one such company is National Petlover's Association (NPA), also headquartered in Gainesville, Florida.
     To correct the second mistake, the Company has retained Diversified Corporate Consulting, Ltd. to keep the affairs of the Company in front of a select group of market makers and brokers.
     The immediate effects of increased sales are certainly welcomed and are the result of timely and thorough customer service. The long term success of the company, however, is being reinforced by creating alliances with established companies worldwide to develop cyclodextrin (CD) applications. These alliances consist of technical/consulting help by CTD that is reimbursed by purchases of Aquaplex(registered) complexes or future payments of royalties on sales, or both.

     Below are a few of the most promising alliances that CTD is nurturing:

     Company                 Country      Product

     Jurox Party, Ltd.       Australia    Veterinary Anesthesia

     EVSCO                   USA          Veterinary Euthanasia

     Houston Biotechnology   USA          Patented Ophthalmics

     Cyclops Co.             Iceland      Patented CD technology

     Exxon Co.               USA          CD derivatives for special
applications

     Nutraceutix Corp.       USA          CD's and herbal extracts

     Ocumed Inc.             USA          Ophthalmics (OTC and ethical)


     Finally, CTD continues to do an excellent job of staying in close, personal contact with the most notable and productive researchers in the study of cyclodextrins around the world; the company does this through:

     (1)     Its Internet Web Site (http://www.cyclodex.com)
     (2)     Participation in and sponsorship of CD symposiums:
             -Budapest, Hungary - 1996, 8th International Symposium on
              Cyclodextrins
             -Santiago de Compostela, Spain, 1998, 9th International Symposium
              on Cyclodextrins
             -Lawrence, Kansas - 1997, Pharmaceutical Applications of
              Cyclodextrins
     (3) Sponsorship of institutional CD research through donations of CD's and technical information
     (4) Maintenance of a patent and technical information database on CD's comparable to any in the world.

     The contribution of CTD to CD applications development will become more and more apparent as more CD-containing products become commercialized. The company has already brought a one ton a month purchaser of Beta Cyclodextrin to a manufacturer, so it's just a matter of time before the explosion that will carry CTD to the top of the industry.
     I hope you will continue to support CTD with your investment for the obvious wealth enhancing reasons, but also because cyclodextrins offer real and needed improvements to the ways the world uses chemicals.

                              Respectfully submitted,




                              C.E. Rick Strattan
                              President/CEO,
                              CTD Inc.

The Company
     Cyclodextrin Technologies Development, Inc. ("the Company") was organized as a Florida corporation on August 9, 1990, with operations beginning in July 1992. The Company is engaged in the marketing and sale of cyclodextrins ("Cyclodextrins" or "CDs") and related products to the food, pharmaceutical and other industries. The Company also provides consulting services related to cyclodextrin technology.
          Cyclodextrins are molecules that bring together oil and water and have potential applications anywhere oil and water must be used together. Successful applications have been made in the areas of agriculture, analytical chemistry, biotechnology, cosmetics, diagnostics, electronics, foodstuffs, pharmaceuticals and toxic waste treatment. Stabilization of food flavors and fragrances is the largest current worldwide market for CD applications. The Company and others are already developing CD-based applications in stabilization of flavors for food products; elimination of undesirable tastes and odors; preparation of antifungal complexes for foods and toiletries; stabilization of fragrances and dyes; reduction of foaming in foods; cosmetics and toiletries; and the improvement of quality, stability and storability of foods.

     CDs can improve the solubility and stability of a wide range of drugs. Many promising drug compounds are unusable or have serious side effects because they are either too unstable or too insoluble in water. Strategies for administering currently approved compounds involve injection of formulations requiring pH adjustment and/or the use of organic solvents. The result is frequently painful, irritating, or damaging. These side effects can be ameliorated by CDs. CDs also have many potential uses in drug delivery for topical applications to the eyes and skin.

     The Company believes that the application of CDs in both OTC and ethical ophthalmic products provides the greatest opportunity for the successful and timely introduction of CD containing preparations for topical drug use. To pursue this opportunity the Company has entered into a joint venture with a small ophthalmic manufacturing company.

     The Company provides consulting services for the commercial development of new products containing CDs. The Company's revenues are derived from consulting, the distribution of CDs, the manufacturing of selected CD complexes, and sales of its own manufactured and licensed products containing CDs.

     Product Background

     CDs are donut shaped circles of glucose (sugar) molecules. CDs are formed naturally by the action of bacterial enzymes on starch. They were first noticed and isolated in 1891 by a French scientist, Villiers, as he studied rotting potatoes. The bacterial enzyme naturally creates a mixture of at least three different CDs depending on how many glucose units are included in the molecular circle; six glucose units yield Alpha CD ("ACD"); seven units, beta CD ("BCD"); eight units, gamma CD ("GCD"). The more glucose units in the circle, the bigger the circle, or donut. The inside of this "donut" provides an excellent resting place for "oily" molecules while the outside of the donut is significantly compatible with water enabling clear stable solutions of CDs to exist in aqueous environments even when an "oily" molecule is carried within the donut hole. The net result is a molecular carrier that comes in small, medium, and large sizes with the ability to transport and deliver "oily" materials using water as the primary vehicle.

     Research has established how to produce these natural CDs in large quantities by mixing appropriate enzymes with starch solutions, thereby reproducing the natural process. ACD, BCD and GCD can be manufactured by an entirely natural process and therefore are considered to be natural products. Additional processing is required to isolate and separate the CDs. The purified ACD, BCD, and GCD are referred to collectively as natural CDs (NCD's).

     The chemical groups on each glucose unit in a CD molecule provide chemists with ways to modify the properties of the CDs, i.e. to make them more water soluble or less water soluble, thereby making them better carriers for a specific chemical. The CDs that result from chemical modifications are no longer considered "natural" and are referred to as chemically modified CDs ("CMCD's"). Since the property modifications achieved are often so advantageous to a specific application, the Company does not believe the loss of the "natural" product categorization will prevent its ultimate commercial use. It does, however, create a greater regulatory burden.

     The Company's strategy is to introduce products with little or no regulatory burden in order to minimize product expenses and create profitable revenue. The attached Table 1 illustrates the Company's approach to the introduction of regulated products.

Development
Priority    CD's          Product Description/Name       Regulatory Burden<f*>

1        Natural Dietary  Suppl/Garlessence(trademark)                0
1        Natural Contact  Lens Soak Solution/Prohibit(trademark)      0
1        Natural          OTC Antiseptic/Eye-O-Dine(trademark)        0
1        Derivatized      dermal patch/OTC benzocaine/The Bite        0
                          Patch(trademark)
3        Derivatized      Vet euthanasia/Euthacaine(trademark)        1
2        Derivatized      Water soluble garlic herbicide/N/A          0
3        Derivatized      Chewing gum for removing plaque/N/A         2
[FN]
<f*>0-5, with 5 being greatest burden

     While its current applications are concentrated very heavily in the pharmaceutical area, the Company intends to develop applications in other markets, namely with food ingredients and industrial chemicals. A market the Company has had success penetrating already with CD containing products is natural health. The Company intends to provide many more products for this market.

     The Company's business plan projects it to become a manufacturer of CD complexes for the research and development market in the short term, a manufacturer of commercial products by 1996 and a fully integrated CD applications company with research and development capability by the year 2000.

     Industry

     The food additive industry has been experimenting with CDs for many years. Now that commercial supply of these materials can be assured, the Company believes that the food additive industry will significantly increase its use of CDs.

     CDs have been used in a variety of food products in Japan for over 10 years. The market for the use of CDs in food products in 1990 in Japan was estimated at $100 million. Within the last five years, many European countries have approved the use of CDs in food products. In the United States, major starch companies are renewing their earlier interest in CDs as food additives and oral arguments for regulatory approval by the United States Food and Drug Administration ("FDA") were resumed in December 1990. In December of 1990, American-Maize Products, Inc. of Hammond, Indiana and Roquette Freres of Le Strem, France jointly presented oral arguments to the FDA for the addition of the natural CD's to the GRAS (Generally Recognized As Safe) list of excipients. American-Maize has proceeded alone with a request for a GRAS confirmation letter from the FDA and/or a request for level 3 approval for the use of BCD in foods. The Company is not aware of the status of these actions at this time.

     Applications of CDs in personal products and for industrial uses have appeared in many patents and patent applications. Proctor & Gamble uses CDs in Bounce(registered), a popular fabric softener. Avon uses CDs in its dermal preparations using its Age Protective System APS(registered). These uses will grow as the price of the manufactured CDs decrease or are perceived as acceptable in view of the value added to the products.

     In Japan at least nine pharmaceutical preparations are now marketed which contain CDs. The CDs permit the use of all routes of administration. Ease of delivery and improved bioavailability of such well-known drugs as nitroglycerin, dexamethasone, PGE(1&2), and cephalosporin permit these "old" drugs to command new market share and sometimes new patent lives. Based on the estimates of Dr. Hitoshi Hashimoto of Ensuiko Sugar Refining Co., Ltd. and its own independent research, the Company believes the annual worldwide market for CDs is $150 million, which is expected to increase to $800 million by the year 2000. Because of the value added, the dollar value of the worldwide market for products containing CDs and for complexes of CDs should be 2 to 3 1/2 times that of the CD itself.

     There is little published data relating to the production or dollar sales of CDs worldwide. The following estimates are based on the investigation and estimates made by Mr. Strattan, which have included discussions with Dr. Hitoshi Hashimoto of Ensuiko Sugar Refining Co., Ltd. Mr. Strattan's estimates have been used by others including "April 1993 Food Processing," CDs and Foods by Dean Ducksbury, and in "Food in Canada" edited by Ron Waske in an article entitled "CDs for the Food Industry." The Company believes the annual worldwide market for CDs is $150 million, which is expected to increase to $800 million by the year 2000. Because of the value added, the dollar value of the worldwide market for products containing CDs and for complexes of CDs should be 2 to 3 1/4 times that of the CD itself.

     Products

     The Company's products include its Trappsol(trademark) and Aquaplex(trademark) product lines. The Trappsol product line consists of approximately 15 different varieties of CDs and the Aquaplex product line includes more than three dozen different complexes of active ingredients with various CDs. In addition to these product lines, the Company introduced Garlessence(trademark) in the fourth quarter of 1995. Garlessence is the first ingestible product containing CDs to be marketed in the U.S. The Company believes that by marketing Garlessence it has demonstrated industry leadership. The Company also provides consulting services, research coordination, and the use of CD Infobase(trademark), a comprehensive database of CD related information. The Company has protected its service and trade marks by registering them with the U.S. Patent and Trademark office. The following U.S. trademarks and service marks are pending since May, 1995.:
Garlessence(trademark), CTDSM ,CD InfobaseSM, CTD ring design(trademark), Trappsol(trademark), Appromote(trademark), Aquaplex(trademark). There is no assurance that any of these marks will be approved. These properties add to the intangible asset value of the Company.

CTD purchases CD's from commercial manufacturers around the world including:
Wacker Chemie - Munich, Germany; Ensuiko Sugar Refining Co., Ltd. - Yokohama, Japan; Nihon Shokuhin Kako - Tokyo, Japan; Roquette Freres - Le Strem, France; American-Maize Products - Hammond IN, USA. CTD purchases specialty CD's on occasion from Cyclolab R&D Company in Budapest, Hungary. The Company does not manufacture cyclodextrins.

     The Company's first new product, Garlessence, is manufactured by the Company by Herbe Wirkstoffe (GmbH) of Berlin-Zehlendorf, Germany. Under the terms of its agreement with Herbe-Wirkstoffe, CTD has exclusive rights to sell the CD/garlic oil complex within the U.S., its territories and possessions until December 31, 1997. After December 31, 1997, the Company expects to negotiate for an extension of the original license, but Herbe-Wirkstoffe has the right to license the use of the complex to others. At least two other new products will be manufactured by the Company's joint venture partner, Ocumed, and sold by the joint venture company, Ocudex. The CDs and CD complexes used in these products will be purchased from the Company.

     The Company has also introduced new products into its basic line of CDs and CD complexes--liquid preparations of CDs; relatively unprocessed, less expensive mixtures of the natural CDs; naturally modified CDs (glucosyl and maltosyl); and finally, excess production of custom complexes when those items are not proprietary or restricted by the customer.

     The Company has funded research to establish the efficacy of one of its CD complexes as the first non-barbiturate veterinary euthanizing agent. This research may result in a patented formulation and one of the Company's first proprietary commercial products. Research monies have been provided to the University of Florida Research Foundation, Inc., a direct support organization of the University of Florida in the amounts and for the unrestricted use of the scientists below:

Amount      Scientist              Activity

$10,000     Dr. James Simpkins     Extravasation Study
$12,000     Dr. Alistair Webb      Benzocaine Complex

     Business Strategy

     The Company's strategy has been and will continue to be to generate profitable revenue through sales of CD related goods and services. The long term success of this strategy depends on the smooth and continuous transition into CD-related products with increasing value-added attributes.

     From inception through the end of 1992, sales of CDs and CD derivatives were enough to provide the necessary profitability to sustain the Company. Since these materials were simply purchased and resold, they had the least value-added attributes. Up until 1990 almost 100% of the revenue was generated by these products with the least value-added attributes. During the early 90's sales of complexes increased until they contributed approximately 30% of the revenue.

     Presently, sales of CD complexes represent 60 to 75% of the Company's revenues. This transition to the more value-added complexes has been planned and is desirable for increased profitability since higher margins can be maintained for these products. However, it appears that the base business of CD sales has eroded. Combined with price reductions dictated by the market, the revenues from the sales of these products have decreased as much as the revenue from CD complexes has increased. The result is an apparent stalling of growth. The Company is also becoming dependent on just a few customers for the majority of its revenue. In response to this situation the Company has expanded its original business strategy of parlaying its leadership position in the presently quite small CD industry as a supplier of CDs, CD derivatives, CD complexes to include:

     (1) Marketing and launching a dozen OTC and naturaceutical products (e.g., dietary supplements) utilizing CD delivery benefits. For example, by extracting specific ingredients from the garlic clove and complexing these ingredients with Trappsol(trademark) B (beta cyclodextrin) Garlessence(trademark) was created. Similar products can be created with any of the other herbal ingredients such as ginseng, echinacea, ginkgo, cat's claw, and melatonin.

(2) Licensing the use of the Trappsol(trademark) symbol for use by others wishing to use CD delivery technology. This strategy is reflected in the Garlessence package which, in addition to the Garlessence trademark, carries a Trapposol trademark. This symbol will be promoted as an indication that a Trappsol(trademark) cyclodextrin is used with the product within and thereby
assures the user of the quality of the aqueous delivery system.   This symbol
will be licensed in the same way as the MLB (Major League Baseball) symbol is for baseball related products and the Nutrasweet(registered) symbol is for artificially sweetened products containing Nutrasweet(registered).

(3) Creating independent pharmaceutical organizations by merging basic manufacturing capability with the Company's technical product development and marketing expertise; these stand alone organizations will be captive purchasers of CD complexes. CTD has already created one such Joint Venture
(JV) between itself and Ocumed (an ophthalmic manufacturing company located in Roseland, NJ and Bradenton, FL) called Ocudex Inc. In the case of Ocudex, CTD is bringing to it licensing rights and technology for the manufacture of water soluble anti-inflammatory (hydrocortisone and dexamethasone) and drugs for reducing intra-ocular pressure (glaucoma). These products are complexes of the drug with a cyclodextrin. CTD will manufacture and sell these complexes to the JV. Another JV that currently is being discussed is in the treatment of waste water; this is being done with a small company also in Bradenton, FL. Other JV's are being sought with manufacturing companies that have a line of oncology products and/or anti-epileptic drugs. The drugs to be complexed are mitomycin, busulfan, doxorubicin in the oncology area and carbamazepine and phenytoin in the anti-epileptic area. There is no assurance that the Company will be able to reach other JV agreements.

(4) In-licensing and out-licensing basic CD applications technology. CTD is currently negotiating for licensing rights (in-licensing) with Cyclops (an Icelandic company) for rights to ophthalmic products and with Cyclolab (a Hungarian company) for rights to an antiseptic/antibacterial product based on iodine. CTD is currently preparing a patent of its own for a veterinary euthanasia product based on benzocaine. The euthanasia product is an example of technology resulting from the Company's research and development which the Company will seek to out-license.

     The Company continues to market its comprehensive selection of CDs, CD derivatives, and CD complexes to scientists and researchers around the world through print media advertising, trade show participation, and direct mail. The Company projects $1,000,000 revenue from product sales by 1997. In order to achieve this goal the Company intends to hire a dedicated product manager and acquire or merge with a qualified technical support laboratory.

     The Company also intends to increase its business development efforts in the food additive and personal products industries while continuing to build on its successes in the pharmaceutical industry.

     Business development on behalf of the Company's clients will include the following: (i) negotiation of rights and/or licenses to CD-related inventions; (ii) consultation with manufacturers to establish customized manufacturing specifications; (iii) patentability assessments and strategic planning of patent activities; (iv) trade secret strategies; (v) regulatory interface; and (vi) strategic marketing planning.

     Prior to the creation of CTD, Mr. Strattan had negotiated several sub-licenses to current CD technology (US Patent 4,727,064), owned by the U.S. Government. Most recently, in July of 1992, Mr. Strattan completed a major CD licensing arrangement on behalf of Pharmatec, Inc. with Wyeth-Ayerst Laboratories -- a division of American Home Products. The Company believes these are the first sub-licenses granting use of the inventions in the above cited U.S. government patent. While U.S. government ownership of US Patent 4,727,064 is available for licensing to all applicants on a non-exclusive basis, the Company does not believe that this access to the basic CD technology presents a competitive risk to the Company because the Company believes its competitive advantage lies in its experience and know how in the use and application of CDs, areas in which it believes it has a significant lead.

     In addition to in-licensing and out-licensing efforts, the Company will coordinate research studies in which it will retain a portion of the rights created as a result of the research work supported.

     Assuming the availability of funds, the Company will negotiate licensing rights to its own selected inventions. Because of its comprehensive technical and patent database for CD-related inventions, the Company believes it is uniquely positioned to take advantage of various licensing situations.

     Marketing Plan

     While at Pharmatec, Inc. in the late 1980's, Mr. Strattan pioneered the marketing of derivatized CDs and their drug complexes. Mr. Strattan contended that commercial use and development of CDs could only begin in earnest as individuals and organizations became familiar with the truly unique solubilizing and stabilizing properties of these starch molecules. Mr. Strattan set about publicizing the benefits of CDs while other companies continued to hoard new information in hopes of protecting imagined exclusivity. The Company has continued this effort to market CDs. The Company believes that the failure of businesses to exchange information about these exciting molecules has hindered a more rapid commercialization of CDs as safe excipients. The Company believes that its philosophy of partnering and sharing will act as a catalyst to create momentum overcoming the inertia created by the previous conservatism and secrecy.

     The Company's sales have always been direct, highly cyclical and driven by advertising and participation in trade shows. Arrangements with large laboratory supply companies and several diagnostic companies have provided a more stable sales base, but at the price of dependency on a few customers.
The objective in this unregulated target market of life science research is to increase annual sales to $1,000,000 by 1997. This growth is forecasted to occur as a result of the Company's expansion of its product line to include value-added complexes of chemicals and CDs, increasing promotional efforts and widespread acceptance of CDs by laboratories through word-of-mouth, white paper circulation, and hiring of a dedicated product manager and acquisition or merger with a qualified technical laboratory.

     The Company has taken advantage of the propensity of researchers to use the Internet to gather information about new products by establishing a WEB Page and "site" on the world-wide web and obtaining a unique and descriptive domain name: "cyclodex.com".

     Historical Analysis

     Research Markets

Historically the Company's revenues have been derived from sales to individuals and companies which use the products in connection with research. In 1995 those sales averaged approximately $20,000 per month; in 1994 those sales averaged just $13,000 per month. In 1995 the Company looked more closely at the "research" business and found that only 28.6% ($72,867) of total sales could be attributed to the market the Company had originally called its primary market. Sales to this market are driven by trade shows and advertisements in trade journals. Customers typically purchase small amounts of CDs and complexes at premium prices. The remainder of 1995 sales were divided between diagnostics (30.0%) and complexes for resale (41.4%). The Company expects sales to increase as a result of anticipated sales to related joint venture organizations.

The Company believes the research market will continue to grow accounting for 25-30% of the total revenues of the Company. The Company expects that such growth will be stimulated by the effect of word-of-mouth within and the availability of information electronically as national advertising reaches more and more of these difficult to reach end users. The Company believes current promotional efforts have reached less than 5% of the potential end users.

          Diagnostic Test Kits

     CDs have proven useful in suspending the various immunochemical components and extending the shelf life of many types of test kits. Initial sales of $100,000 in 1993 were obtained by business development contacts with research directors and formulation scientists. The Company had no sales in this market in 1994 and 1995. Sales to this market are especially volatile with single orders ranging between $100 and $50,000. The Company expects more diagnostic manufacturers to use these materials to remain competitive, providing more reliable sales projections.

          Pharmaceutical Companies

     The objective in this target market has been to promote the adoption of CMCDs for those human health care compounds that are either too insoluble or unstable in aqueous solutions for use in ethical, over-the-counter and generic pharmaceutical preparations. There are a number of generic and proprietary "problem" drugs where solubility has been improved in the lab by CMCD complexing. All pharmaceutical companies have many problem drugs but cannot generate enough solid pharmacological data (due to poor solubility and stability) to justify extensive in-house formulation work. Many companies are quite willing to contract out such work on their most promising prospects.

     Without a qualified technical laboratory of its own, the Company has not been able to create a revenue stream from this important component of its marketing plan. By merger with or acquisition of a suitable laboratory the Company feels that this component will significantly contribute to the projected $1,000,000 revenue goal in 1997.

     Issues of regulatory requirements, clinical testing, and patent restrictions have made this area of revenue generation very difficult for the Company to break into.

     Current and Near-Term Activity

          1996-1997

     The Company intends to show by example that products containing CDs may be introduced into the U.S. market. Rather than trying to push companies to introduce CD products, the Company intends to pull them into the market by launching approximately seven new CD containing products of its own into the U.S. market over this time period. These products will address needs in the relatively unregulated areas of natural medicine, topical OTC preparations, veterinary products, and home gardening.

     The Company intends to work with clients in countries whose current regulatory views do not exclude CDs as natural products acting as excipients to introduce beneficial pharmaceuticals improved by CDs. The terms for the joint development of CD containing drugs with several medium-sized pharmaceutical companies in South America, Australia and South Africa are currently being negotiated.

     Along with the new products themselves, the Company is creating a legitimate, licensable mark that may be used by other manufacturers wishing to take advantage of the improved aqueous delivery afforded by Trappsol CDs.
This protected mark has the capability of generating revenues in a manner similar to the Nutrasweet(registered) (artificial sweetener) and MLB(registered) (major league baseball) logos.

     The Company intends to generate additional revenue through obtaining rights to certain patents that it will sublicense to appropriate organizations or that it will use to develop its own proprietary products. Revenue will result from sub-licensing royalties, sales of CD complexes to be used in the newly developed pharmaceuticals, and finally from the sales of the products to end users.

     Assuming an ongoing process of development, approval and adoption of CDs and CMCDs for pharmaceutical applications, the Company's objective is to initiate dialogue and be well prepared for partnerships with major food companies. Price is a primary concern in this market, but unlike pharmaceuticals where FDA permission for clinical testing may be obtained before actual FDA product approval, food companies cannot feed experimental formulations to test panels of consumers until the ingredients, i.e., the CDs, receive approval for human consumption. Therefore, the Company will work with the food companies and key university food research groups to initially evaluate non-taste applications; e.g., "will CD complexes allow microwave baked casseroles to brown? Will it provide crispness to certain microwave foods?" These questions will initially be explored using NCDs since commercial adoption will depend heavily upon the price of the CD selected and NCDs will always be the least expensive. However, the benefits derived from the use of other CDs with expensive ingredients (e.g., flavors, fragrances) may justify the use of CMCDs and/or NMCDs.

     There exist opportunities for CD applications in industrial applications not associated with pharmaceuticals or foods. The Company believes that developers of these other industrial applications will approach CTD because of its leadership and partnering philosophy to help them commercialize their products. Applications for which the Company has already received such inquiries are:

(1)     Cleaning agent ingredients
(2)     Adhesive ingredients
(3)     Paint surface finishing product ingredients
(4)     Extrusion additives
(5)     LED dye ingredients

          Long Term View (1998-2000)

     The Company believes that the sales of CDs, CD derivatives, and CD complexes will always provide sufficient revenue to support a business of the Company's present size. The Company intends to test its strategy of augmenting these R&D derived revenues through the introduction of its own products, e.g. Garlessence. Further, by allying itself with appropriate manufacturing capabilities, the Company intends to introduce products which it manufactures. Thus, the long-term goals of the Company are to:

(1)     Sell CDs and related products and services to the R&D industry
(2) Produce a line of its own products utilizing CDs for unregulated uses; e.g. - naturaceuticals, geriatric nutriceuticals, naturacides. These products will carry a licensable trade mark that will provide revenue when used on other products.
(3) Own a portion of companies for which it guarantees a significant portion of that JV's business; e.g., a marketing/package design company, a CD applications R&D/pilot plant manufacturing company.
(4) Form and operate joint ventures with companies to jointly develop specific pharmaceutical applications of CDs.

     The Company anticipates that revenues from direct sales of its products and services along with its portion of the profits of jointly owned businesses will create sufficient net worth to permit the Company to move from the NASDAQ Bulletin Board up to the NASDAQ Small Cap Market. With such a structure CD technology will be introduced from the inside. It is anticipated that the Company will provide the CDs, CD complexes, and CD technology to its joint venture companies at a profit.

Competition

     The Company is currently a leading consultant in determining what the manufacturing standards and costs for CDs and CMCDs are, and believes, at the current time, no organization is manufacturing commercial quantities of any CD complex for resale. However, there will always exist the potential for competition in this area since no patent protection can be comprehensive and forever exclusive. Nevertheless, there is a perceived barrier to entry into the CD industry because of the lack of general experience with CD complexation procedures. The Company has established a strong business relationship with one of the experts in this field -- Cyclolab in Hungary -- and has utilized the services and expertise of this laboratory. The Company believes this relationship provides a significant marketing lead time, and combined with a strong marketing presence, will give the Company a two to three year lead time advantage over its competitors.

     The Company intends to form a more formal business relationship with Cyclolab in Hungary by creating a Cyclolab-USA laboratory facility and thereby strengthen its competitive advantage. Discussions between the principals of Cyclolab and CTD have been ongoing for more than 5 years. The current foreign ownership of Cyclolab increases the difficulty of reaching a formal arrangement. Potential relationships which have been discussed include joint venture arrangements, the Company's outright acquisition of Cyclolab and the employment of Cyclolab personnel to create Cyclolab-USA. There is no assurance that the Company will be able to reach a formal business relationship with Cyclolab.

     By copyrighting and registering its own name brands, CD logos, etc. the Company intends to create licensable icons much like Nutrasweet and Major League Baseball have. Such a strategy allows the Company to benefit financially through licensing royalties from the efforts of its competition.

     The Company intends to also benefit from competitors' efforts by having ownership in the graphic design agency that is currently setting the standard for the promotion and packaging of CD containing products. Because this agency would also have access to the licensable CTD logos and icons, it should enjoy a competitive advantage as well.

     Government Regulation

     Under the Federal Food, Drug and Cosmetic Act ("Food and Drug Act"), the Food and Drug Administration ("FDA") is given comprehensive authority to regulate the development, production, distribution, labeling and promotion of food and drugs. The FDA's authority includes the regulation of the labeling and purity of the Company's food and drug products. In the event the FDA believes that the Company is not in compliance with the law, the FDA can institute proceedings to detain or seize products, enjoin future violations or assess civil and/or criminal penalties against the Company.

     The FDA and comparable agencies in foreign countries impose substantial requirements upon the introduction of therapeutic drug products through lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time consuming procedures. The extent of potentially adverse government regulations which might arise from future legislation or administrative action cannot be predicted.

     Under present FDA regulations, FDA defines drugs as "articles intended for use in the diagnosis, cure, mitigation, treatment or prevention of disease in man." The Company's product development strategy is at first to introduce products that will not be regulated by the FDA as drugs because all of its ingredients are natural products or are generally regarded as safe (GRAS) by the FDA. The Company is continually updated by counsel as to changes in FDA regulations that might affect the use of and claims for these products. There is no assurance that the FDA will not take the position that the Company's food and nutritional supplement products are subject to requirements relating to drug development and sale. The effect of such determination could be to limit or prohibit distribution of such products.

     Employees
     In 1995 the Company employed 5 persons on a full time basis. None of the Company's employees belong to a union. The Company believes relations with its employees are good.
     Property

     The Company occupies a 3,000 sq. ft. building at 3713 S.W. 42nd Ave., Suite 3, Gainesville, Florida 32608, pursuant to a 5-year lease beginning November 1, 1994. The lease provides for annual increases in rent ($18,000 for the first year, $18,900 for the second year, $19,848 for the third year, $20,844 for the fourth year and $21,888 for the fifth year). The Company also has an option to lease an additional 3,000 sq. ft. of space. The Company houses its administrative offices in approximately 1,100 sq. ft. of this space; an additional 550 sq. ft. is dedicated to laboratory/manufacturing functions. The remaining 1,350 sq. ft. has been prepared for additional laboratory and pilot plant manufacturing use. This prepared space is suitable for housing Cyclolab-USA and the optioned 3,000 sq. ft. of space can be used to house graphic design functions and provide space for future expansion of Cyclolab USA.

     The current marketing and sales activities are implemented from that site. The entire 6,000 sq. ft. could support a total of 12 - 15 people and therefore is expected to be adequate for the foreseeable future. Current total office and laboratory operating expenses excluding salaries have stabilized at about $10,000 per month.

Market for Common Equity and Related Stockholder Matters

     In October 1994, the Company's securities began trading on the OTC Bulletin Board and in the over-the-counter market "pink sheets" under the symbol CTDI. Since the commencement of trading of the Company's securities, there has been an extremely limited market for its securities. During the fourth quarter of 1995, one of the Company's market makers ceased business. The following table sets forth high and low bid quotations for the quarters indicated as reported by the OTC Bulletin Board. At March 1, 1995, the average per share bid and ask price of the Company's common stock was $4.50 and $7.50, The following table set forth the high and low sales prices for the periods since October, 1994

                                High        Low
1994     Fourth Quarter     $   6.00     $ 3.00
1995     First Quarter      $   7.50     $ 3.00
         Second Quarter     $   8.50     $ 4.25
         Third Quarter      $   9.00     $ 4.00
         Fourth Quarter     $   8.00     $  .50
1996     First Quarter      $   2.25     $  .50
         Second Quarter     $   1.0625   $  .75
         Third Quarter      $   2.25     $  .25
         Fourth Quarter     $   1.00     $  .625

     Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

     Holders

     As of December 20, 1996, the number of holders of record of shares of common stock, excluding the number of beneficial owners whose securities are held in street name was approximately 1,225,110.

     Dividend Policy

     The Company does not anticipate paying any cash dividends on its common stock in the foreseeable future because it intends to retain its earnings to finance the expansion of its business. Thereafter, declaration of dividends will be determined by the Board of Directors in light of conditions then existing, including without limitation the Company's financial condition, capital requirements and business condition.

Directors and Executive Officers

     C.E. Rick Strattan President, Chief, Executive Officer, Chief Operating Officer, Secretary and Director has been employed by the Company since 1992.
     David L. Southworth, Treasurer and Chief Financial Officer has been employed by the Company since 1994.

Management's Discussion and Analysis of Operations and Financial Condition

Liquidity and Capital Resources

     As of September 30, 1996 the Company's liquidity as measured by its total current assets leveled off at $125,100; down by 7% from the previous quarter and 32% for the same 9 month period in 1995. The difference from the same period in 1995 is clearly attributable to the reduction in cash and cash equivalents while the reduction from the second quarter to the third quarter of 1996 is simply part of the volatility of the company's accounts receivable. Two-thirds of current assets is in inventory; while this inventory is quite stable in terms of shelf-life, the Company has not been successful in establishing distribution channels for its sale. It is the movement of this inventory that will determine whether the company is profitable for the year. Cash available was $14,560, compared to $6,602 at the end of the second quarter, 1996.

The sources of liquidity at December 31, 1995 were $46,773 in cash and $36,652 in accounts receivable which represented 26% of total assets. The change in the source of liquidity is expected since the Company has been active in the marketing of Garlessence and other products. In anticipation of sales it has been necessary to build up Garlessence inventory using cash.

     The Company's main source of liquidity in 1994 and 1995 was a private offering of the Company's common stock in March and April of 1994. The Company received net proceeds of $814,595 (after offering costs of $151,405) from this offering.

     The primary reason for the private offering completed in 1994 was to fund the expansion of the Company. Prior to 1994, the Company was profitable and provided liquidity through operations. However, due mainly to the extraordinary costs of becoming a public company and the expansion of its operations, the Company incurred a net loss in 1994 and 1995, and therefore used cash for operations.

     Expansion has significantly increased the Company's outflow for salaries, advertising, research and development, consulting fees, professional fees, capital improvements, licenses and inventory. These costs have been incurred to allow the Company to expand its sales and production capabilities and search for new products. The Company has begun to realize increases in sales as a result of those efforts. Sales in the last quarter of 1995 met expectations at more than $54,000, bringing sales for the year to almost $254,000, more than 1.6 times 1994 sales. Sales are expected to increase in 1996 due to the introduction of a new product, Garlessence(trademark). The Company anticipates that cash will continue to be used for operations in the immediate short-term due to the continued costs of the Company's expansion and due to the cost of promoting its new products. However, the Company expects that the rate at which cash is used for operations will decline now that the bulk of the launch expenses for its new product have been incurred, and sales of the new product have begun.

     On November 11, 1993, the Company entered into a business consulting agreement with Garrison Enterprises, Inc. ("Garrison") for various marketing and management related services. The Company issued 300,000 shares of its previously unissued common stock to the consultant as a prepayment for future services valued at $750,000. In addition, upon successful completion of the stock offering described above, the Company agreed to pay the consultant $7,000 per month for three years and $10,000 per month for the following two years. In addition, the shareholders of the Company entered into an agreement that called for an annual salary to the President of the Company of $7,000 per month for the three years after the closing of the stock offering, increasing to $10,000 per month for the following two years. These payments began in April, 1994. At the Company's urging, the business consulting agreement with Garrison and the agreement related to the President's salary were terminated September 1, 1994. In consideration of the cancellation of the business consulting agreement, and as payment in full satisfaction of the rights of Garrison, the Company paid Garrison $180,000. In addition, the Company agreed that Garrison had earned and would retain the 300,000 shares received as part of the agreement. The Company expensed the $222,000 in cash payments and $750,000 of deferred compensation in 1994 as a result of this agreement and its termination. See "Transactions with Management and Others."

     On July 7, 1994, the Company entered into a five-year lease for 3,000 square feet of space for an office, laboratory and manufacturing plant. The Company moved into the building during October 1994. Rent payments are $18,000 in year one, $18,900 in year two, $19,848 in year three, $20,844 in year four and $21,888 in year five. Additionally, the lease called for an initial deposit of $18,000. This deposit earns interest at 9% and is being used to reduce rent payments beginning November, 1995 until fully utilized. The Company also has a purchase option on this space in which ten percent of the lease payments may be applied to the purchase price. The Company may exercise an option to lease an additional 3,000 square feet of adjoining space. The Company houses its administrative offices, laboratory and manufacturing facility in this complex utilizing an aggregate of approximately 1,650 sq. ft. This plant has been built and can be expanded according to "GMP" (good manufacturing practices) specifications anticipating the commercial needs of the markets the Company serves. During 1994 and 1995, the Company expended significant effort and $65,000 in capital improvements to complete the facility. The remaining 1,350 sq. ft. of space is for larger scale manufacturing in the future. However, this expansion will require additional funds and there is no assurance that any additional funding will be available. Management has no immediate plans for this expansion.

     On August 1, 1994, the Company entered into a five-year consulting agreement (renewable annually by mutual agreement) with Yellen Associates ("Yellen"), an unrelated company. Yellen agreed to provide ideas for new products in the nutritional, geriatric, and related health fields; to find companies and/or products suitable for acquisition; to find products suitable for manufacture and/or distribution; and to secure customers for Company products. All products offered by Yellen and accepted by the Company will belong exclusively to the Company with all related rights. The conditions of that agreement remaining at this time are that the Company will pay Yellen royalties of up to 5% of sales for products acquired through Yellen, or
cyclodextrin sales made by Yellen.   The Company also agreed to sell to Yellen
over a period of three years from August 1, 1994, up to 30,000 shares of Company stock at a discount of 50% of the market price quoted at the time of purchases, contingent upon the amount of commissions and royalties. The conditions were not met, therefore the company is no longer obligated to sell shares to Yellen at the agreed upon discount.

     Effective January 1, 1995, the Company obtained an exclusive right to market a dietary supplement in the United States for three years. The Company agreed to pay approximately $60,000 for this right. The agreement allows the Company to recover this fee through discounts on inventory purchased through December 31, 1997. Prior to December 31, 1995, the amortization of this license fee was recognized as discounts were received. However, the license fee is now being amortized on a straight-line basis over the three-year period of the contract. The total accumulated amortization expense under the straight-line method since the inception of the contract is $35,000. Since $7,200 has been recorded as of December 31, 1995, the remaining $27,800 has been recognized as amortization expense in the first nine months of 1996.

On May 1, 1995 the Company entered into a joint venture operating as Ocudex, Inc. The Company and Ocumed, Inc., an unrelated company, each own 50% of Ocudex. The Company has agreed to fund on a best efforts basis up to $10,000 per month for not more than 12 months. CTD had advanced Ocudex $34,000 in 1995 on which it realized an operating loss of $1,505, but a taxable profit of $63. As of September 30, 1996, the Company advanced Ocudex an additional $17,000 and has realized a loss of $9,134 for the first nine months of 1996. The Company intends to apply additional funds during 1996 to be used for inventory and production costs and also to defray the costs of raising equity capital that will allow Ocudex to obtain FDA approval for proprietary cyclodextrin-improved generic ophthalmic drugs using cyclodextrin complexes brought to it by CTD. The initial and immediate benefit of successfully obtaining such funding will be to allow CTD to book a net asset value that will qualify it for NASDAQ small cap listing. As of September 30, 1996 there have been no sales recorded by Ocudex of these products.

In 1995, the Company sponsored validation testing at the University of Florida on a new cyclodextrin-based veterinary euthanasia product; approximately $12,500 has been spent in the initial studies required to test this new product. No additional expenses were incurred for the new cyclodextrin-based veterinary euthanasia product in the first quarter. Additional formulation work and efficacy validation will be done along with the writing and submission of the patent protecting the invention. The Company spent $1,375 on this work in the second quarter of 1996. No expenses were incurred during the third quarter for this work.

In January 1996, the Company entered into an agreement with Geller International Associates (Geller), an unrelated company, to provide various public relation services. In return, the Company agreed to pay Geller $2,000 per month plus out-of-pocket expenses with the first three months being guaranteed. In addition, the Company agreed to secure funding for the current public offering. The total amount paid to Geller for the six months ending June 30, 1996 was $10,461. The agreement was canceled in May 1996, with no further amounts paid or due to Geller.

The Company purchased 10,000 shares of its own common stock for $25,000 from a former employee on May 3, 1995 payable over the following 12 months. As of June 30, 1996, that obligation has been paid in full.

The Company entered into an agreement with Cyclops h.f. (Cyclops), a company located in Reykjavik, Iceland, in May 1996 to secure limited exclusivity to certain inventions embodied in patents owned by Cyclops for the purpose of creating an organization that will commercialize products using those inventions. In consideration, the Company agrees to share equally with Cyclops the net profits derived from products commercialized by CTD or affiliates of the Company that use the inventions. Further, contingent on the successful completion of equity financing in the amount of at least $5,000,000, the Company agrees to pay Cyclops $30,000 per month. This agreement may be canceled by Cyclops at any time after September 1, 1996 with 30 day notification. No notification of cancellation has been received as of September 30, 1996.

In the second quarter of 1996, the Company amended its Articles of Incorporation whereby the number of voting shares authorized was increased from 5,000,000 to 10,000,000. In addition, non-voting common shares were created. The total amount of non-voting common shares authorized is 10,000,000.

The Company has established substantial inventory of Garlessence and does not expect to expend more than an additional $10,000 in incidental costs to distribute the product before substantial distributor sales are realized. In the first nine months of 1996 the company sold directly less than $1,000 of Garlessence. Before the end of the year the Company is looking to move the Garlessence in bulk to overseas bulk purchasers or in a U.S. promotion with a local start-up multi-level marketing organization. The Company has postponed purchasing additional inventory of Garlessence until sales reach levels to support such purchases. Therefore, no new expenditures are anticipated for Garlessencetm or Appromotetm until sales revenue is generated to cover such expenditures.

However, should the rate of expansion and volume of sales increase substantially, the Company would require additional funds to finance inventory and accounts receivable and to fund increased costs of advertising and marketing, among other things. To meet the financial needs of expected future growth, the Company has registered with the SEC to sell in a public offering in 1996 and 1997. $1.25 million worth of common shares and warrants of the company. In addition, in June of 1995, the Company obtained a $75,000 line of credit from a commercial bank. As of September 30, 1996, there is a $52,200 outstanding balance on this line of credit.

On January 1, 1996, the Company resolved to issue 48,000 shares of its common stock to various unrelated parties for services performed in connection with the Company's anticipated self-underwritten stock offering as noted above. Furthermore, two of these parties acknowledge that in the event the gross proceeds of the offering are less than $500,000, then one-half of their shares (20,000) shall be returned to the Company. The shares issued will bear a restrictive legend. The Company valued the 48,000 shares at $12,000 which is approximately 50% less than the bid price at the date of issuance. The quoted market price was not used to value the stock since the stock does not trade freely in an established market. Of these shares, 47,000 were issued on August 15, 1996. The other 1,000 will not be issued.

The future sales of Garlessence at a gross profit of approximately 25% will contribute to overall profitability, but at a substantial reduction in gross profit percentage for the year.

The Company continues to explore the acquisition and development of new products through licensing and joint ventures with and without cyclodextrins to increase sales. In an agreement with Cyclops h.f. of Reykjavik, Iceland, effective May 22, 1996 and continuing for not more than 12 continuous months, the Company has obtained a Right of First Refusal (ROFR) to the ophthalmic inventions in U.S. Patent 5,472,959. CTD intends to secure the rights to such products for Ocudex, Inc. - its first joint venture company. However, the acquisition and development of these new products may require additional funds and there is no assurance that any additional funding will be available.

Results of Operations

     Sales of cyclodextrins and related products have historically been volatile. Sales are primarily to large pharmaceutical and food companies for research and development purposes. Sales have also been concentrated among a few large customers. Despite the dependence on a small number of customers, the Company's largest customer has increased its ordering frequency and doubled its total purchases in 1995. Product sales were $253,634 and $154,842 for the years ended December 31, 1995 and 1994, respectively. Product sales were $54,317 and $16,082 for the three months ended September 30, 1996 and 1995, respectively and were $200,340 and $199,580 for the nine months ended September 30, 1996 and 1995. The 64% increase in sales during 1995 is due primarily to sales to the largest customer. Annualized sales for 1996 appear to be headed for an increase over 1995 sales, continuing the upward trend.
The Company is making consistent progress to moderate its sales volatility by expanding its product line to more routinely purchased products. Although sales have been much slower developing than anticipated, as they grow, they will provide not only a substantial increase in sales revenues but stability as well. The fact that these cyclodextrin complexes were produced in the new laboratory, rather than contracted out as was done in the past for this complexation work improved the gross profit margin substantially. The Company expects to increase sales of Garlessence. Although sales of Garlessence have been much slower developing than anticipated, as they grow, they will provide not only a substantial increase in sales revenues but stability as well.

     The Company was able to increase its gross profit margin for the first nine months of 1996 to 89%, compared to 81% for the same period in 1995. Profit margins on four large sales were higher than the average sales margins in 1995. Costs of products sold as a percentage of sales decreased to 17% in 1995 from 31% in 1994 and continued to drop in 1996 due to a number of factors. The Company is now able to produce cyclodextrin complexes internally in its new lab/manufacturing facility rather then contracting to outsiders, thereby reducing costs. Also, the Company was able to reduce product costs by expanding its supplier base for its primary CD-derivatives (specifically hydroxypropyl beta cyclodextrin, HPBCD and randomly methylated beta cyclodextrin, RAMEB) that comprised about 80% of the Company's CD-derivative sales.

     Expenses increased in 1995 over 1994 due to personnel and operational expansion of the Company and the change in the Company's strategic plan. The Company intends to show other industries how sales of CD containing products can produce revenue. The Company also increased legal and accounting expenses in connection with becoming a reporting company, as a result of opinions solicited about the regulatory status of its Garlessence product, and the Company's expansion described above. Consulting fees were $978,100 for the year ended December 31, 1994, and $6,000 for the year ended December 31, 1995; as of September 30, 1996, those fees were less than $5,000. This decrease was a result of the Company canceling the financial consulting agreement with
Garrison at the end of 1994 as described above.   Expansion has significantly
increased the Company's outflow for these expenses. These costs have been incurred to allow the Company to expand its sales, develop new products and implement its strategy of creating operational affiliates that will use cyclodextrins in herbal medicines and water treatment. The Company expects the small increases already seen in sales of these new products to accelerate as these expansion efforts begin to coalesce.

During the first nine months of 1996, the Company achieved an overall decrease in expenses of 27% from the comparable first nine month period of 1995. This reduction was achieved by reducing salary expenses, office expenses, professional fees, and advertising expenses across the board. These expense reductions were implemented while still expanding our sales base, developing new products, and implementing our strategy of creating operational affiliates that will use cyclodextrins in herbal medicines and wastewater remediation.

     In addition to its Trappsol(R) and Aquaplex(R) products, the Company is currently promoting two new products. The first one promoted was "Appromote(R)" a food flavor enhancement product to be marketed to nursing homes and similar institutions. The product enhances the flavor of food to increase enjoyment by persons with diminished tasting abilities, primarily the elderly. Response to this product has been poor; hence no additional marketing support for this product is planned. The most important commercial combination of the Company's CDs is a dietary supplement containing specific garlic-derived ingredients reported by the licensor to attain and maintain naturally, levels of serum cholesterol associated with good cardiovascular health. The advantages and benefits of this product are made possible by the incorporation of cyclodextrins in a proprietary formulation belonging to the German manufacturer. The Company calls its new product "Garlessence(trademark)" and is currently securing distribution according to its marketing plan. Garlessence(trademark) is the first cyclodextrin-containing food-related product to be sold in the U.S. It represents the first effort in the implementation of the Company's strategic business plan to introduce cyclodextrin containing products to the broad U.S. market.

     Investment and other income was $2,871 through September 30, 1996, $12,465 in 1995 and $24,254 for 1994. In 1994, the Company realized a gain of $5,287 from the sale of marketable equity securities. There were no such gains in 1995 or through September 30, 1996. The decrease in other income in 1995 is also due to less funds available to be invested in interest bearing accounts in 1995 than in 1994. The Company has recorded a $1,506 loss on its investment in the Ocudex joint venture in 1995 and an additional $7,628 as of September 30, 1996.

Financial Statements

     The Company's audited financial statements for the years ended December 31, 1994 and 1995, and the Company's unaudited statement for the nine months ended September 30, 1996, begin on page F-1.

INDEX TO FINANCIAL STATEMENTS

                                                         Page
Report of Independent Accountants                         F-1
Balance Sheet                                             F-2
Statements of Operations                                  F-3
Statement  of Stockholders' Equity                        F-4
Statements of Cash Flows                                  F-5
Notes to Financial Statements                     F-6 to F-13

                         INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Cyclodextrin Technologies Development, Inc.:


We have audited the accompanying balance sheet of Cyclodextrin Technologies Development, Inc. as of December 31, 1995, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cyclodextrin Technologies Development, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles.




Gainesville, Florida
February 5, 1996

                CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.
                               BALANCE SHEETS

                                                       March 31,    December 31,
                                                         1996           1995
                                                     (Unaudited)

                                    ASSETS
Current assets
 Cash and cash equivalents                              $   8,449   $   46,773
 Accounts receivable                                       10,300       36,652
 Inventory                                                 76,469       78,281
 Deposits and prepaid expenses                              8,991        4,443
 Note receivable - employee                                 4,326        4,251
     Total current assets                                 108,535      170,400

Property and equipment
 Furniture and equipment                                   48,528       48,398
 Leasehold improvements                                    24,800       24,800
                                                           73,328       73,198
 Less: Accumulated depreciation                            28,722       24,519
     Total property and equipment                          44,606       48,679

Other assets
 Note receivable - employee, less current
  portion                                                   4,639        5,749
 Deposits                                                  12,317       17,015
 Advances to and investment in joint
  venture                                                  37,008       32,495
 License fee, net of accumulated
  amortization of $7,234 and $25,034 at
  December 31, 1995 and March 31, 1996
  respectively                                             34,966       52,766
 Deferred charges                                           5,000        -
     Total other assets                                    93,930      108,025

Total Assets                                            $ 247,071   $  327,104

              LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
 Accounts payable and accrued expenses                  $  28,619   $   45,620
 Note payable on line of credit                             5,000        5,000
 Payable to former stockholder                              6,421        6,421
     Total current liabilities                             40,040       57,041

Common stock subject to repurchase, par
 value $.0001 per share, 100,000 shares
 authorized, 25,000 shares issued and
 outstanding                                                6,250        6,250

Stockholders' equity
 Common stock, par value $.0001 per share,
  4,900,000 shares authorized, 993,700
  shares issued and outstanding, 29,600
  shares subscribed as of December 31,
  1995 and 81,400 shares subscribed as of
  March 31, 1996                                     $       108   $      102
 Additional paid-in capital                            1,586,940    1,571,921
 Common stock issued for future services                 (22,813)     (24,250)
 Accumulated deficit                                  (1,363,454)  (1,283,960)
     Total stockholders' equity                          200,781      263,813

Total Liabilities and Stockholders' Equity           $   247,071  $   327,104
</TABLE

               The accompanying notes to financial statements
                  are an integral part of these statements.

                                     F-2

                 CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.
                           STATEMENTS OF OPERATIONS

                                      Three Months                Years Ended
                                     Ended March 31,              December 31,
                                   1996          1995          1995          1994
                                (Unaudited)  (Unaudited)
<S >
Product sales                     $  30,776  $  135,128   $  253,634   $    154,842

Cost of products sold                 4,526      21,617       43,560         48,493

Gross profit                         26,250     113,511      210,074        106,349

Operating expenses
 Advertising                          3,523       2,723       73,396         38,133
 Depreciation and
  amortization                      22,002       3,557        17,220          7,067
 Consulting fees                      4,660      7,875         6,000        978,100
 Office expenses                      7,379      14,869       39,777         33,250
 Professional fees                   18,651      41,585       87,951         48,027
 Travel and entertainment             4,002       2,916        8,596         15,928
 Rent                                 5,373       5,478       21,087         20,467
 Research and development costs       1,950         -         17,988            -
 Personnel costs                     28,495      31,759      137,994        112,418
 Taxes and licenses                   4,571       4,804       16,690         10,730
 Bad debts                              -           -            304            -
     Total operating expenses       100,606     115,566      427,003      1,264,120

Loss from operations                (74,356)     (2,055)    (216,929)    (1,157,771)

Other income (expense)
 Investment and other
  income                                606       3,389       12,465         24,254
 Gain due to change in
  redemption price on
  common stock subject to
  repurchase                           -           -          12,500           -
 Equity in loss from
  unconsolidated joint
  venture                            (5,487)       -          (1,506)          -
 Loss on disposal of equipment         -           -            -              (453)
 Interest expense                      (257)       -            (139)          -
    Total other income
     (expense)                       (5,138)      3,389       23,320         23,801

Net income (loss)                 $ (79,494)  $   1,334   $ (193,609)  $ (1,133,970)

Net income (loss) per common
 share                           $    (.07)   $    -      $   (0.19)   $     (1.19)

Weighted average number of
 common shares outstanding       1,099,008   1,018,700     1,020,957         50,908

          The accompanying notes to financial statements are an integral part of these statements.

                 CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.
                      STATEMENT OF STOCKHOLDERS' EQUITY

                                              Common Stock
                                              Issued                     Total
                                  Additional  Issued for    Retained     Stock-
                  Common Stock    Paid-in     Future        Earnings     holders'
                Shares    Amount  Capital     Services      (Deficit)    Equity
Balance,
December
 31, 1993        800,000   $ 80   $  750,420  $(750,000)  $    43,619  $    44,119

Shares issued
 for cash, net
 of offering
 costs           193,700     19      814,576        -             -         814,595

Compensation
 earned             -        -          -        750,000          -         750,000

Shares issued
 under employee
 stock plan         -        -          -        (37,500)         -         (37,500)

Net loss            -        -          -           -       (1,133,970)  (1,133,970)

Balance,
 December
 31, 1994         993,700    99    1,564,996     (37,500)   (1,090,351)     437,244

Shares
 subscribed        29,600     3        6,925        -             -           6,928

Compensation
 earned              -       -          -         19,500          -          19,500

Shares issued
 under employee
 stock plan          -       -         -         (6,250)         -          (6,250)

Net loss             -       -         -           -         (193,609)    (193,609)

Balance,
 December
 31, 1995       1,023,300   102    1,571,921    (24,250)   (1,283,960)     263,813

Shares
 subscribed
 (unaudited)       51,800     6     15,019        -             -          15,025

Compensation
 earned
 (unaudited)          -       -        -          1,437          -           1,437

Net loss
 (unaudited)         -        -        -           -          (79,494)     (79,494)

Balance, March
 31, 1996
 (unaudited)    1,075,100  $108 $ 1,586,940   $ (22,813) $ (1,363,454)   $ 200,781


                The accompanying notes to financial statements
                   are an integral part of this statement.

                 CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.
                           STATEMENTS OF CASH FLOWS
               Increase (Decrease) in Cash and Cash Equivalents

                                     Nine Months             Years Ended
                                   Ended March 31,           December 31,
                                  1996        1995        1995          1994
                              (Unaudited) (Unaudited)
Cash flows from
 operating activities
  Net income (loss)           $  (79,494) $    1,334  $ (193,609)  $ (1,133,970)
  Adjustments to reconcile
   net income (loss) to net
   cash used for operating
   activities:
  Depreciation and
   amortization                   22,002      3,557      17,220          7,067
  Decrease (increase) in
  accounts receivable             26,185    (66,885)    (27,746)         8,704
  Decrease (increase) in
   inventory                       1,812      7,917     (42,176)        (8,618)
  Increase (decrease) in
   accounts payable and
   accrued expenses              (17,001)    10,675      18,216         (7,072)
  Loss on disposal of
   equipment                        -          -          -               453
  Gain based on redemption
   price of common stock
   subject to repurchase            -          -        (12,500)          -
  Decrease (increase) in
   deposits and prepaid
   expenses                          150     (1,304)      3,057        (19,439)
  Gain on sale of investments       -          -           -            (5,287)
  Stock issued for services        7,000      1,875        -              -
  Deferred compensation
   earned                          1,437       -         19,500        750,000
  Equity in loss of
   unconsolidated joint
   venture                         5,487       -          1,505           -
     Total adjustments            47,072    (44,165)    (22,924)       725,808

  Net cash used for
   operating activities          (32,422)   (42,831)   (216,533)      (408,162)

Cash flows from investing
 activities
  Proceeds from sale of
   marketable securities            -          -           -            12,268
  Purchase of equipment and
   leasehold improvements           (130)   (10,652)    (28,017)       (45,164)
  Proceeds from sale of
   equipment                        -          -          1,180           -
  Advances to joint venture      (10,000)      -        (34,000)          -
  Cash paid for license             -       (38,742)    (49,602)          -
  Cash loan to employee             -       (13,000)    (13,000)          -
  Repayment of employee loan       1,203       -          3,000           -
  Net cash used in
    investing activities          (8,927)   (62,394)   (120,439)       (32,896)

Cash flows from financing
 activities
  Cash paid for common stock
   redeemed                         -          -        (18,579)          -
 Proceeds from line of credit       -          -          5,000           -
 Proceeds from issuance of
  common stock, net of
  offering costs                   3,025       -          6,928        814,595
   Net cash provided by (used
    in) financing activities       3,025       -         (6,651)       814,595

Net increase (decrease) in
 cash and cash equivalents       (38,324)  (105,225)   (343,623)       373,537

Cash and cash equivalents,
 beginning of period              46,773    390,396     390,396         16,859

Cash and cash equivalents,
 end of period                 $   8,449 $  285,171  $   46,773  $     390,396

Supplemental disclosure of
 cash flow information
  Cash paid during the
   year for:
    Interest                   $     257 $     -     $      139  $        -

Supplemental schedule of
 noncash investing and
 financing activities
  Common stock issued
   for services                $   5,000 $     -     $    6,250  $      37,500
  Distribution of
   marketable equity
   securities                       -          -           -            50,000

                The accompanying notes to financial statements
                   are an integral part of these statements.

                 CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.
                        NOTES TO FINANCIAL STATEMENTS

The information presented herein as of March 31, 1996, and for the three month periods ended March 31, 1996 and 1995, is unaudited.

(1)  Summary of Significant Accounting Policies:

The following is a summary of the more significant accounting policies of Cyclodextrin Technologies Development, Inc. (the Company) which affect the accompanying financial statements:

  (a) Organization and operations--The Company was incorporated in August 1990, as a Florida corporation with operations beginning in July 1992. The Company is engaged in the marketing and sale of cyclodextrins and related products to pharmaceutical, food, and other industries located in the United States. The Company also provides consulting services related to cyclodextrin technology to U.S. based food and pharmaceutical manufacturing companies.

  (b) Cash and cash equivalents--For the purposes of reporting cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

  (c) Property and equipment-Property and equipment are recorded at cost. Depreciation on equipment is computed using accelerated methods over the estimated useful lives of the assets, which is approximately seven years. Depreciation on leasehold improvements is computed on the straight-line method over the lesser of the term of the related lease or the estimated useful lives of the assets.

  (d) Inventory--Inventory consists of products purchased for resale and is recorded at the lower of cost (first-in, first-out) or market.

  (e) License fee--License fee is recorded at cost. Amortization expense is computed using the straight-line method over the term of the license, which is three years. Periodically, management evaluates the estimated useful life of the license to determine whether intervening economic events and circumstances have affected the remaining useful life. Amortization expense was $7,243 and $0 for the years ended December 31, 1995 and 1994, respectively, and $17,800 and $0 for the three months ended March 31, 1996 and 1995, respectively.

  (f) Net loss per common share--Net loss per common share is computed based on the weighted average number of common shares outstanding during the period. Common shares include common stock subject to repurchase.

  (g)  Revenue recognition--Revenues are recorded when products are shipped.

  (h) Advertising--The Company expenses the production costs of advertising the first time the advertising takes place.

  (i) Use of estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

  (j) Management representations--In the opinion of management, all adjustments necessary for a fair presentation of the financial position at March 31, 1996, and the results of operations, cash flows and related note disclosures for the three months ended March 31, 1996 and 1995, have been made.

(2)  Marketable Equity Securities:

In 1994, the Company sold its investment in common stock and recorded a gain of $5,287 included in investment and other income in the accompanying financial statements.

In 1994, the Company transferred its investment in preferred stock to a shareholder in satisfaction of a $50,000 liability owed to the shareholder. The recorded cost of the investment was $50,000 which approximated its fair market value at the time of transfer. Therefore, no gain or loss was recorded from this transaction in the accompanying financial statements.

(3)  Commitments:

On November 11, 1993, the Company entered into a business consulting agreement with an unrelated corporation for various marketing and management related services. The Company issued 300,000 shares of its previously unissued common stock to the consultant as a prepayment for future services valued at $750,000. In addition, upon successful completion of the stock offering described below, the Company had agreed to pay the consultant $7,000 per month for three years and $10,000 per month for the following two years. In addition, the shareholders of the Company entered into an agreement that called for an annual salary to the President of the Company of $7,000 per month for the three years after the closing of the stock offering, increasing to $10,000 per month for the following two years. On September 1, 1994, the business consulting agreement discussed above, and the agreement related to the President's salary, was terminated. In consideration of the cancellation of the business consulting agreement, and as payment in full satisfaction of the rights of the consultant, the Company paid $180,000 to the consultant. In addition, the Company agreed that the consultant had earned and would retain the 300,000 shares received as part of the agreement. The remaining deferred compensation of $500,000 as of September 1, 1994, has been expensed in the year ended December 31, 1994.

On July 7, 1994, the Company entered into a five year noncancelable operating lease for office space, commencing October 1994. The Company has an option to rent additional space and a purchase option in which ten percent of the lease payments may be applied to the purchase price. The future minimum lease payments under operating leases as of December 31, 1995, are as follows:

                     Year Ending
                     December 31,        Amount
                       1996             $ 1,575
                       1997              20,014
                       1998              21,018
                       1999              18,240
                       2000                -
                      Total             $60,847

Rent expense under the foregoing lease and all other operating leases was $18,150 and $18,062 for the years ended December 31, 1995 and 1994, respectively, and $5,373 and $5,478 for the three months ended March 31, 1996 and 1995, respectively.

On August 1, 1994, the Company entered into a five year consulting agreement (renewable annually by mutual agreement) with Yellen Associates (Yellen), an unrelated company. Yellen agreed to provide ideas for new products in the nutritional, geriatric, and related health fields; to find companies and/or products suitable for acquisition; to find products suitable for manufacture and/or distribution; and to secure customers for Company products. All products offered by Yellen and accepted by the Company will belong exclusively to the Company with all related rights. In return, the Company agreed to pay Yellen $2,000 per month for nine months. If sales of Yellen products are at least $200,000 per year, this monthly payment would automatically continue for one year. Any other continuance of the payment would be negotiated. In May, 1995, the Company discontinued its monthly payment to Yellen in accordance with the agreement. Additionally, the Company agreed to pay
Yellen royalties of up to 5% of sales for products acquired through Yellen, or cyclodextrin sales made by Yellen for three to five years. The Company also agreed to sell to Yellen over a period of three years from August 1, 1994, up to 30,000 shares of Company stock at a discount of 50% of the market price quoted at the time of purchase, decreasing to 20,000 shares in year two and to 10,000 shares in year three. Consulting expense will be recognized during the period in which Yellen elects to acquire shares of the Company's common stock based on the difference between market price and the sales price of the Company's common stock.

Effective January 1, 1995, the Company entered into a license agreement with a manufacturer whereby the Company obtained an exclusive right to market a dietary supplement in the United States for three years. The license fee of $60,000 is nonrefundable, but recoverable through discounted purchases from the manufacturer made before December 31, 1997. The Company made purchases under the agreement at a discount of $7,273 for the year ended December 31, 1995. The Company has paid $49,602 of the license fee through December 31, 1995. The remaining amount is payable by April 30, 1996.

In June 1995, the Company entered into a $75,000 line of credit with a bank. Interest is due monthly at prime plus 2%. Any outstanding principal and interest is due in June 1996. The line is collateralized by accounts receivable and inventory. As of December 31, 1995 and March 31, 1996, there is an outstanding balance on this line of credit of $5,000.

(4)  Concentrations of Credit Risk:

Significant concentrations of credit risk for all financial instruments owned by the Company as of December 31, 1995 are as follows:

  (a) Demand deposits--The Company has demand deposits in a local bank which are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 1995, the bank balance was $46,797, and at March 31, 1996 the bank balance was $11,327. The Company has no policy of requiring collateral or other security to support its deposits.

  (b) Accounts receivable--The Company's accounts receivable consist of amounts due primarily from food and pharmaceutical companies located primarily in the United States. The Company has no policy requiring collateral or other security to support its accounts receivable.

  (c) Note receivable-employee--The Company's note receivable from employee is uncollateralized. The Company's policy of requiring collateral on loans made to employees is determined on a case-by-case basis.

(5)  Income Taxes:

At December 31, 1995, the Company has a net operating loss carryforward totaling approximately $1,331,000 that may be offset against future taxable income through 2010. No tax benefit has been reported in the 1994 or 1995 financial statements, however, because the Company believes there is at least a 50% chance that the carryforward will expire unused. Accordingly, the $450,000 tax benefit of the loss carryforward has been offset by a valuation allowance of the same amount. The expected tax benefit of $450,000 that would result from applying federal statutory tax rates to the pre-tax loss differs from amounts reported in the financial statements because of the increase in the valuation allowance.

(6)  Employee Stock Plans:

During 1994, the Company adopted a nonqualified employee stock issuance plan to provide incentives to employees. Stock issued under this plan is at the discretion of the Board of Directors of the Company and bears a restrictive legend. All shares issued pursuant to this Plan must be held for a minimum of two years and become fully vested after five years. During the period beginning on the first day of the third year after issuance and ending five years after issuance, the Company shall purchase all or any part of the shares from the employee upon the employee's written request; the purchase price of the shares shall be 50% of the then current market value of the shares. Under extreme circumstances, the Company may choose to purchase the employee's shares during the first two years.

In December, 1994, the Company issued 25,000 shares to employees for future services under this plan. The Company valued the 25,000 shares at $37,500, which was approximately 50% less than the bid price at the date of issuance. The stock's quoted market price was not used because the Company's stock does not trade freely in an established market. The Company recorded $37,500 as stock issued for future services, which is classified as a reduction to stockholders' equity in the accompanying financial statements. The Company is amortizing this amount to expense over five years on the straight-line basis, the estimated benefit period of the future services. The Company issued 10,000 shares held in treasury to employees under this plan in 1995. The Company recorded $6,250 as stock issued for future services, which was approximately 50% less than the bid price at the date of issuance, which will be amortized over five years on a straight-line basis. The stock's quoted market price was not used because the Company's stock does not trade freely in an established market. Any unamortized amount will be charged to expense if an employee terminates their employment with the Company. The Company recognized $19,500 in compensation expense in 1995 under this Plan. There was no expense recorded in 1994. The Company recognized $1,437 and $1,875 in compensation expense under this plan for the three months ended March 31, 1996 and 1995, respectively.

In June 1995, the Company purchased 10,000 shares of its own common stock for $25,000 from a former employee, payable over the next twelve months. This stock was held in treasury and re-issued under the employee stock plan as noted above.

Effective November 15, 1995, the Company adopted an employee stock purchase plan. Under this plan, employees may purchase shares of Company stock up to the amount of their gross pay for the period. These shares will be restricted from sale for two years. The stock's quoted market price was not used because the Company's stock does not trade freely in an established market. They will be sold to employees at 50% of the most recent trading price at the date of purchase. This plan will expire at the next private/public offering of Company stock. As of December 31, 1995 and March 31, 1996, employees had purchased 29,600 shares for $6,928 and 3,800 shares for $3,025, respectively under this plan. These shares, totaling 33,400, had not been issued as of December 31, 1995 and March 31, 1996 and are reflected as common stock subscribed in the accompanying financial statements.

(7)  Common Stock Subject to Repurchase:

As detailed in Note 6 above, the Company established a nonqualified employee stock plan in 1994, and issued shares under this plan in December, 1994.
Also, as noted above, the stock issued under this Plan is redeemable by the Company at the option of the employee, at 50% of the then current market value. The employee can demand redemption at any time beginning on the first day of the third year after issuance ending five years after issuance.

The Company has reserved 100,000 of its common shares authorized of 5,000,000 to be used under this Plan.

The common stock subject to repurchase is reflected on the balance sheet at 50% of the market value as of the balance sheet date. Changes in the redemption amount are recognized in the accompanying statement of operations as "Gain due to change in redemption price on common stock subject to repurchase."

Common stock subject to repurchase activity comprises  the following:

                                             Three Months      Years Ended
                                            Ended March 31,    December 31,
                                                    1996      1995      1994
Balance, beginning of period                     $   6,250  $ 37,500  $   -
Common stock issued                                   -        6,250    37,500
Common stock redeemed                                 -      (25,000)     -
Market changes in redemption price                    -      (12,500)     -
Balance, end of period                           $   6,250  $  6,250  $ 37,500


Common stock subject to repurchase are redeemable by the holder as follows:

                  Year Ending           Shares     Amount
                   1996                   -       $   -
                   1997                 15,000       3,750
                   1998                 10,000       2,500
                                        25,000    $  6,250

(8)  Common Stock Transactions:

During March and April 1994, the Company completed a private offering of its previously unissued common stock. The Company received net proceeds of $814,595 (after offering costs of $153,905) from the issuance of 193,700 shares of its common stock.

(9)  Major Customers and Suppliers:

Sales to four customers in 1995 consisted of approximately 84% of total sales. The aggregate accounts receivable balances at December 31, 1995 for the major customers were $33,700. Sales to three customers in 1994 consisted of approximately 61% of total sales. The aggregate accounts receivable balances at December 31, 1994 for the major customers were $1,500.

Sales to three customers for the three months ended March 31, 1996, consisted of approximately 56% of total sales. Sales to these three customers were 84% of total sales for the three months ended March 31, 1995.

The Company currently purchases all its inventory of Garlessence, a dietary supplement, from one supplier.

(10)  Investment in Joint Venture:

Effective May 1, 1995, the company entered into a joint venture agreement with Ocumed, Inc. (Ocumed), an unrelated company. The joint venture is organized as Ocudex, Inc. (Ocudex) with the Company and Ocumed each owning 50% of Ocudex. The Company has committed to funding Ocudex up to $120,000. The Company has advanced Ocudex $34,000 as of December 31, 1995, and $44,000 as of March 31, 1996.

Following is a summary of the financial position and results of operations of Ocudex which is included in the accompanying financial statements as of and for the eight months ended December 31, 1995.

        Cash                                         $   1,777
        Equipment                                       28,000
        Other assets                                     1,212
        Total assets                                 $  30,989

        Advances from stockholder                    $  34,000
        Stockholders' deficit                           (3,011)
        Total liabilities and stockholders' deficit  $  30,989

        Sales                                        $    -

        Net loss                                     $   3,011

        Company's proportionate share of loss        $   1,506

(11)   Fair Value of Financial Instruments:

Statement of Financial Accounting Standards No. 107 requires disclosure of fair value to the extent practicable for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. The following table summarizes financial instruments by individual balance sheet account as of December 31, 1995:

                                              Carrying     Fair
                                               Amount      Value
  Financial assets:
   Cash and cash equivalents                  $  46,773   $  46,773
   Accounts receivable                           36,652      36,652
   Note receivable - employee                    10,000      10,000
       Total financial assets                 $  93,425   $  93,425

  Financial liabilities:
   Note payable on line of credit             $   5,000   $   5,000
   Accounts payable and accrued expenses         45,620      45,620
   Treasury stock payable                         6,421       6,421
       Total financial liabilities            $  57,041   $  57,041

The fair value of financial instruments classified as current assets or liabilities approximates carrying value due to the short-term maturity of the instruments. The fair value of the note receivable-employee was estimated using current interest rates.

(12)  Subsequent Events:

On January 1, 1996, the Company resolved to issue 48,000 shares of its common stock to various unrelated parties for services performed in connection with the Company's anticipated self-underwritten stock offering as noted below. Furthermore, two of these parties acknowledge that in the event the gross proceeds of the offering are less than $500,000, then one-half of their shares (20,000) shall be returned to the Company. The shares issued will bear a restrictive legend. The Company valued these shares at $12,000, which is approximately 50% less than the bid price at the date of issuance. The stock's quoted market price was not used because the Company's stock does not trade freely in an established market. These shares have not been issued as of March 31, 1996, and are reflected as subscribed in the accompanying financial statements.

Effective February 5, 1996, the Company filed Form SB-2 Registration Statements with the Securities and Exchange Commission for a proposed securities offering of 250,000 shares of common stock and 125,000 common stock purchase warrants with a combined proposed maximum aggregate offering price of $1,250,000.

                  CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.

                 QUARTERLY STATEMENTS FOR THE NINE MONTHS ENDED
                         SEPTEMBER 30, 1996 AND 1995


CONTENTS                                                          PAGE

BALANCE SHEET                                                      1-2
STATEMENTS OF OPERATIONS                                            3
STATEMENTS OF CASH FLOWS                                           4-5
NOTES TO FINANCIAL STATEMENTS                                     6-12

                CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.
                              BALANCE SHEET
                            SEPTEMBER 30, 1996
                               (Unaudited)



                                 ASSETS
CURRENT ASSETS
    Cash and Cash Equivalents                                 $ 14,560
    Accounts Receivable                                         28,486
    Inventory                                                   78,687
    Deposits and Prepaid Expenses                                3,367
    Note Receivable - Employee, Current Portion                  4,633
                                                              ________
  TOTAL CURRENT ASSETS                                         129,733
                                                              ________
  PROPERTY AND EQUIPMENT
    Furniture and Equipment                                     48,928
    Leasehold Improvements                                      24,800
                                                              ________
                                                                73,728
    Less:  Accumulated Depreciation                             37,206
                                                              ________
  TOTAL PROPERTY AND EQUIPMENT                                  36,522
                                                              ________
  OTHER ASSETS
    Note Receivable - Employee, Less Current Portion             2,207
    Deposits and Other                                           2,599
    Advances to and Investment in Joint Venture                 40,360
    License Fee                                                 25,000
    Deferred Offering Costs                                    127,371
                                                              ________
  TOTAL OTHER ASSETS                                           197,537
                                                              ________
TOTAL ASSETS                                                  $363,792
                                                              ========





                            (CONTINUED)

                CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.
                              BALANCE SHEET
                            SEPTEMBER 30, 1996
                               (Unaudited)
                               (CONCLUDED)


                   LIABILITIES AND STOCKHOLDERS' EQUITY
  CURRENT LIABILITIES
    Accounts Payable and Accrued Expenses                 $     7,422
    Note Payable on Line-of-Credit                             52,200
    Payable to Officer                                          1,465
                                                          ___________
  TOTAL CURRENT LIABILITIES                                    61,087

  COMMON STOCK SUBJECT TO REPURCHASE
    Common Stock, Par Value $.0001 Per Share,
      100,000 Shares Authorized, 25,000 Shares
      Issued and Outstanding,                                   6,250
                                                          ___________

  STOCKHOLDERS' EQUITY
    Voting Common Stock, Par Value $.0001 Per Share,
    10,000,000 Shares Authorized, 1,225,110 Shares
    Issued and Outstanding,    Non-Voting Common Stock,
    Par Value $.0001 Per Share, 10,000,000 Shares
    Authorized, 0 Shares Issued                                   122
    Additional Paid-In Capital                              1,670,682
    Common Stock Issued for Future Services                   (19,937)
    Accumulated Deficit                                    (1,354,412)
                                                          ___________
  TOTAL STOCKHOLDERS' EQUITY                                  296,455
                                                          ___________


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $   363,792
                                                          ===========




             See Accompanying Notes to Financial Statements.

                   CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.
                            STATEMENTS OF OPERATIONS
                                  (Unaudited)
                                  Three Months          Nine Months
                                     Ended                Ended
                                 September 30,         September 30,
                                1996      1995        1996     1995
Product Sales                $  53,527  $  16,082  $ 200,340  $199,580
Cost of Products Sold            7,712      8,940     22,252    38,045
                             _________  _________  _________  ________
GROSS PROFIT                    45,815      7,142    178,088   161,535
                             _________  _________  _________  ________
OPERATING EXPENSES
  Advertising                    1,275     16,050      8,107    37,449
  Depreciation and Amortization  9,229      4,350     40,278    13,051
  Consulting Fees                   --         --      1,501     6,000
  Office Expenses                8,396      8,822     25,803    31,486
  Professional Fees              4,763     23,810     25,146    76,725
  Travel and Entertainment       1,637      1,566     10,748     6,291
  Rent                           5,373      5,148     16,119    15,789
  Research and Development Costs 2,050      1,850      5,983    15,430
  Salaries and Benefits         37,024     27,690     94,177   109,977
  Taxes and Licenses             3,477      2,722     11,019    11,096
  Bad Debts                         --         --         --        48
                             _________  _________  _________  ________
TOTAL OPERATING EXPENSES        73,224     92,008    238,881   323,342
                             _________  _________  _________  ________
INCOME (LOSS) FROM  OPERATIONS (27,409)   (84,866)   (60,793) (161,807)
                             _________  _________  _________  ________
OTHER INCOME (EXPENSE)
  Investment and Other Income    1,024      2,285      1,991    9,104
  Gain Due to Change in
    Redemption Price on Common
    Stock Subject to Repurchase  3,125         --         --       --
  Equity in Loss from
    Unconsolidated Subsidiary      (35)    (5,046)    (9,134) (15,014)
  Interest Expense              (1,243)       (44)    (2,515)     (44)
                             _________  _________  _________  ________
TOTAL OTHER INCOME (EXPENSE)     2,871     (2,805)    (9,658)  (5,954)
                             _________  _________  _________  ________
NET INCOME (LOSS)            $ (24,538) $ (87,671) $ (70,451) $(167,761)
                             =========  =========  =========  =========
NET INCOME (LOSS) PER
  COMMON SHARE               $    (.02) $    (.09) $    (.06) $    (.17)
                             =========  =========  =========  =========
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING  1,183,803  1,008,700  1,127,178  1,013,096
                             =========  =========  =========  =========

              See Accompanying Notes to Financial Statements.

                 CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.
                        STATEMENTS OF CASH FLOWS
             INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                (Unaudited)


                                                       Nine Months
                                                   Ended September 30,
                                                    1996        1995
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Loss                                       $(70,451)    $(167,761)
                                                 ________     _________
  Adjustments to Reconcile Net Loss to Net
    Cash Used for Operating Activities:
      Depreciation and Amortization                40,278        13,051
      Deferred Compensation Earned                  4,312            --
      Equity in Loss of Unconsolidated
        Joint Venture                               9,134        15,014
      Stock Issued for Services                     9,000        18,375
      Decrease in Accounts Receivable               8,342           115
      Increase in Inventory                          (406)       (9,003)
      Decrease in Deposits and Prepaid
        Expenses                                   15,492         1,863
      Increase in Deferred Costs                  (40,615)           --
      Decrease in Accounts Payable and
        Accrued Expenses                          (38,198)       (8,300)
                                                 ________     _________
      Total Adjustments                             7,339        31,115
                                                 ________     _________
NET CASH USED FOR OPERATING ACTIVITIES            (63,112)     (136,646)
                                                 ________     _________
CASH FLOWS FROM INVESTING ACTIVITIES
  Advances to Joint Venture                       (17,000)      (32,000)
  Repayment of Employee Loan                        5,302            --
  Purchase of Equipment and Leasehold
    Improvements                                     (530)      (26,837)
  Cash Paid for License                                --       (47,976)
  Cash Loan to Employee                            (2,142)      (11,018)
                                                 ________     _________
NET CASH USED IN INVESTING ACTIVITIES             (14,370)     (117,831)
                                                 ________     _________

                                (CONTINUED)

               CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.
                        STATEMENTS OF CASH FLOWS
             INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                (Unaudited)
                                (CONCLUDED)

                                                        Nine Months
                                                     Ended September 30,
                                                     1996         1995
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds From Issuance of Common Stock,
    Net of Offering Costs                           3,025            --
  Cash Paid for Treasury Stock                         --       (10,417)
  Proceeds from Line-of-Credit                     49,700         2,000
  Proceeds from Loan Payable to Officer             1,465            --
  Payments on Line-of-Credit                       (2,500)           --
  Payment to Stockholder on Loan                   (6,421)           --
                                                 ________     _________
NET CASH PROVIDED (USED) BY FINANCING
  ACTIVITIES                                       45,269        (8,417)

NET DECREASE IN CASH AND CASH EQUIVALENTS         (32,213)     (262,894)
CASH AND CASH EQUIVALENTS, Beginning of Period     46,773       390,396
                                                 ________     _________
CASH AND CASH EQUIVALENTS, End of Period         $ 14,560     $ 127,502
                                                 ========     =========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
    Cash Paid During the Period For:
      Interest                                  $  2,515      $      44
SUPPLEMENTAL DISCLOSURE OF NONCASH
  INVESTING AND FINANCING ACTIVITY
    Common Stock Issued for Services            $ 21,000      $      --
    Contribution by Stockholder                 $  6,000      $      --












              See Accompanying Notes to Financial Statements.

                CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.
                      NOTES TO FINANCIAL STATEMENTS
                               (Unaudited)




The information presented herein as of September 30, 1996, and for the three and nine months ended September 30, 1996 and 1995, is unaudited.


NOTE 1 - BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Rule 10-01 of Regulations S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal required adjustments) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 1996, are not necessarily indicative of the results that may be expected for the year ending December 31, 1996. For further information, refer to the financial statements and footnotes thereto included in the Company's annual report on Form 10-KSB for the year ended December 31, 1995.


NOTE 2 - COMMITMENTS

Effective January 1, 1995, the Company obtained an exclusive right to market a dietary supplement in the United States for three years. The Company agreed to pay approximately $60,000 for this right. The agreement allows the Company to recover this fee through discounts on inventory purchased through December 31, 1997. Prior to December 31, 1995, the amortization of this license fee was recognized as discounts were received. However, after consultation with the Securities and Exchange Commission, the license fee is now being amortized on a straight-line basis over the three year period of the contract. The total accumulated amortization expense under the straight line method since the inception of the contract is $35,000. Since $7,200 had been recorded as of December 31, 1995, the remaining $27,800 has been recognized as amortization expense for the nine month period ended September 30, 1996.

On August 1, 1994, the Company entered into a five year consulting agreement (renewable annually by mutual agreement) with Yellen Associates (Yellen), an unrelated company. Yellen agreed to provide ideas for new products in the nutritional, geriatric, and related health fields; to find companies and/or products suitable for acquisition; to find products suitable for manufacture and/or

                CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.
                      NOTES TO FINANCIAL STATEMENTS
                               (Unaudited)
                               (CONTINUED)



NOTE 2 - COMMITMENTS (continued)

distribution; and to secure customers for Company products. All products offered by Yellen and accepted by the Company will belong exclusively to the Company with all related rights. In return, the Company agreed to pay Yellen $2,000 per month for nine months. In May 1995, the Company discontinued its monthly payment to Yellen in accordance with the agreement. Additionally, the Company will pay
Yellen royalties of up to 5% of sales for products acquired through Yellen, or Cyclodextrin sales made by Yellen for three to five years. The Company also agreed to sell to Yellen over a period of three years from August 1, 1994, up to 30,000 shares of Company stock at a discount of 50% of the market price quoted at the time of purchase, contingent upon the amount of commissions and royalties. The conditions were not met, therefore, the Company is not obligated to sell shares to Yellen at the agreed upon discount.

On July 7, 1994, the Company entered into a five year noncancelable operating lease for office space, commencing October 1994. The Company has an option to rent additional space and a purchase option in which ten percent of the lease payments may be applied to the purchase price.

Rent expense under the foregoing lease and all other operating leases was $5,373 and $5,148 for the three months ended September 30, 1996 and 1995, respectively, and was $16,119 and $15,789 for the nine months ended September 30, 1996 and 1995, respectively.

In July of 1996, the Company registered Form SB-2 with the Securities and Exchange Commission for a proposed securities offering of 250,000 shares of common stock and 125,000 common stock purchase warrants with a combined proposed maximum aggregate offering price of $1,250,500.

On January 1, 1996, the Company resolved to issued 48,000 shares of its common stock to various unrelated parties for services performed in connection with the Company's anticipated self-underwritten stock offering as noted above. Furthermore, two of these parties acknowledge that in the event the gross proceeds of the offering are less than $500,000, then one-half of their shares (20,000) shall be returned to the Company. The shares issued will bear a restrictive legend. The Company valued the 48,000 shares at $12,000 which is approximately 50%

               CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.
                      NOTES TO FINANCIAL STATEMENTS
                               (Unaudited)
                               (CONTINUED)



NOTE 2 - COMMITMENTS (continued)

less than the bid price at the date of issuance. The quoted market price was not used to value the stock since the stock does not trade freely in an established market. Of these shares, $47,000 were issued on August 19, 1996. The other 1,000 shares will not be issued.

For the three month period ended March 31, 1996, which was previously reported, only $5,000 of the total cost of these professional fees was deferred. Since all the costs associated with these shares are directly attributable to the proposed offering, the remaining $7,000 was reclassified as a deferred charge in the three month period ended September 30, 1996. In addition, all other specific incremental professional fees incurred in the second and third quarters of 1996 which are clearly and directly attributable to the Company's effort to obtain equity financing have been deferred. Of these additional fees, $5,135 was reported as an expense for the three months ended March 31, 1996. This amount was reclassed as a deferred charge in the second quarter. The total amount of professional fees deferred for the three months ended September 30, 1996 is $16,104. The total amount deferred for the nine months ended September 30, 1996 is $42,153. These deferred professional costs will be offset against the net proceeds of the offering.


The Company entered into an agreement with Cyclop h.f. (Cyclops), a company located in Reykjavik, Iceland, in May 1996 to secure limited exclusivity to certain inventions embodied in patents owned by Cyclops for the purpose of creating an organization that will commercialize products using those inventions. In consideration, the Company agrees to share equally with Cyclops the net profits derived from products commercialized by CTD or affiliates of the Company that use the inventions. Further, contingent on the successful completion of equity financing in the amount of at least $5,000,000, the Company agrees to pay Cyclops $30,000 per month. This agreement may be cancelled by Cyclops at any time after September 1, 1996 with 30 day notification. As of September 30, 1996, no cancellation notice was received by CTD.

In January 1996, the Company entered into an agreement with Geller International Associates (Geller), an unrelated company, to provide various public relation services. In return, the Company agreed to pay Geller $2,000 per month plus out-of-pocket expenses with the first three months being guaranteed. In addition, the Company agreed to pay Geller

                CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.
                      NOTES TO FINANCIAL STATEMENTS
                               (Unaudited)
                               (CONTINUED)



NOTE 2 - COMMITMENTS (concluded)

1% of net moneys received as a result of Geller's efforts to secure funding for the current public offering. The total amount paid to Geller to date was $10,461 of which $4,660 was recorded as a consulting fee during the first quarter of 1996.

Since all the services performed by Geller to date represent activities for the purpose of promoting the current public offering, the total consulting fees paid to Geller to date were deferred in the second quarter of 1996. In addition, Rick Stratton, president of CTD, gave Geller $6,000 worth of CTD stock on behalf of the Company to provide the above mentioned services. The value of the stock given was recorded as a contribution to the Company and the related expense to Geller was deferred.

The agreement was cancelled at the end of the initial three months.

In January 1996, the Company entered into an agreement with Diversified Corporate Consulting Group, L.C., an unrelated company, to provide consulting services to be completed within 12 months. In return, the Company agreed to pay Diversified a) a $10,000 non-refundable initial fee, and b) common stock of the Company, in a quantity equal to 10% of all outstanding common stock, in lieu of document licensing fees and of required cash payments for up to an aggregate of 260 hours of hourly consulting and licensing fees. The common stock issued to Diversified on July 29, 1996, under this agreement was 110,010 shares.

NOTE 3 - COMMON STOCK TRANSACTIONS

During 1994, the Company adopted a non-qualified employee stock plan and in December 1994 issued 25,000 shares to employees for future services. The shares are nontransferable by the employees for five years. During years three through five, the employee may request the Company to purchase all or part of the shares at 50% of the current market price of the stock at that date.

The Company valued the 25,000 shares at $37,500, which is approximately 50% less than the bid price at the date of issuance. The quoted market price was not used to value the stock since the stock does not trade freely in an established market and, thus, a market price could not accurately be established. The Company recorded the $37,500 as stock issued for future services, which is classified as a reduction to stockholders' equity in the accompanying financial statements. The

                CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.
                      NOTES TO FINANCIAL STATEMENTS
                               (Unaudited)
                               (CONTINUED)



NOTE 3 - COMMON STOCK TRANSACTIONS (concluded)

Company is amortizing this amount to expense over five years on the straight-line basis, the estimated benefit period of the future services. Any unamortized amount will be charged to expense if an employee terminates their employment with the Company. The Company expensed $1,438 and $875 under this plan for the three months ended September 30, 1996 and 1995, respectively, and expensed $4,312 and $18,375 for the nine months ended September 30, 1996 and 1995.

In June 1995, the Company purchased 10,000 shares of its own common stock for $25,000 from a former employee, payable over the next twelve months. This stock was held in treasury and reissued under the employee stock plan as noted above. As of September 30, 1996, all amounts have been paid and no further payable is due.

Effective November 15, 1995, the Company adopted an employee stock purchase plan. Under this plan, employees may purchase shares of Company stock up to the amount of their gross pay for the period. These shares will be restricted from sale for two years, therefore they will be sold to employees at 50% of the most recent trading price at the date of purchase. This plan will expire at the next private/public offering of Company stock. As of September 30, 1996, employees had purchased 33,400 shares for $9,953 under this plan. These shares were issued on September 6, 1996.

On April 26, 1996, the Company resolved to authorize the issuance of 16,000 shares of voting common stock to Rick Stratton, President, as a bonus for services rendered to the Company. These shares were issued on August 15, 1996.

In the second quarter of 1996, the Company amended its Articles of Incorporation whereby the number of voting shares authorized was increased from 5,000,000 to 10,000,000. In addition, non-voting common shares were created. The total amount of non-voting common shares authorized is 10,000,000.


NOTE 4 - COMMON STOCK SUBJECT TO REPURCHASE

As detailed in Note 3 above, the Company established a nonqualified employee stock plan in 1994, and issued shares under this plan in December, 1994. Also, as noted above, the stock issued under this Plan is redeemable by the Company at the option of the employee, at

                CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.
                      NOTES TO FINANCIAL STATEMENTS
                               (Unaudited)
                               (CONTINUED)



NOTE 4 - COMMON STOCK SUBJECT TO REPURCHASE (concluded)

50% of the then current market value. The employee can demand redemption at any time beginning on the first day of the third year after issuance ending five years after issuance.

The Company has reserved 100,000 of its common shares authorized of 5,000,000 to be used under this Plan.

The common stock subject to repurchase is reflected on the balance sheet at 50% of the market value as of the balance sheet date. Changes in the redemption amount are recognized in the accompanying statement of operations as "Gain due to change in redemption price on common stock subject to repurchase."

Common stock subject to repurchase are redeemable by the holder as follows:

          Year Ending                          Shares   Amount
             1996                                  --   $   --
             1997                              15,000    5,625
             1998                              10,000    3,750
                                               ______   ______
          Total                                25,000   $9,375
                                               ======   ======


NOTE 5 - MAJOR CUSTOMERS

Sales to four customers for the nine months ended September 30, 1996, comprised approximately 70% of total sales. Sales to four customers were 85% of total sales for the nine months ended September 30, 1995.


NOTE 6- LINE OF CREDIT

The Company has a $75,000 line of credit with a bank. Interest is due monthly at prime plus 2%. Any outstanding principal and interest is due on October 31, 1996. The line is collateralized by accounts receivable and inventory. As of September 30, 1996, there is $52,200 outstanding on this line-of-credit. Total interest expense of $2,398 was recorded related to this line-of-credit for the nine months ended September 30, 1996.

                 CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.
                      NOTES TO FINANCIAL STATEMENTS
                               (Unaudited)
                               (CONCLUDED)



NOTE 7 - JOINT VENTURE

Effective May 1, 1995, the Company entered into a joint venture agreement with Ocumed, Inc. (Ocumed), an unrelated company. The joint venture is organized as Ocudex, Inc. (Ocudex) with the Company and Ocumed each owning 50% of Ocudex. The Company has committed to funding Ocudex up to $120,000 over the next twelve months. The Company has advanced Ocudex $51,000 as of September 30, 1996.

The Company accounts for its investment in the Ocudex joint venture using the equity method of accounting whereby its investment is carried at cost, including advances, adjusted for the Company's share of earnings and losses. The Company experienced a realized loss associated with this investment of $35 and $9,134 for the three and nine months ended September 30, 1996, respectively.